Fidelity Securities Fund issued new classes of shares. Class K of Fidelity Dividend Growth Fund, Fidelity Blue Chip Growth Fund, Fidelity OTC Portfolio, Fidelity Leveraged Company Stock Fund, and Growth & Income Portfolio commenced operations on May 9, 2008.